SRFI	Sequoia Residential Funding, Inc. One Belvedere Place Suite 330 Mill Valley, CA 94941	SMFC	Sequoia Mortgage Funding Corporation One Belvedere Place Suite 320 Mill Valley, CA 94941

April 11, 2012

Jay Knight, Esq.,

Special Counsel, Division of Corporation Finance

Rolaine S. Bancroft, Esq., Senior Special Counsel

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Residential Funding, Inc.; Sequoia Mortgage Funding Corporation
Registration Statement on Form S-3 (Registration Nos. 333-179292 and 333-179292-01)

Dear Mr. Knight and Ms. Bancroft:

The Registrants hereby respectfully request, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m. eastern daylight time, on Friday April 13, 2012, or as soon as practicable thereafter. This request for acceleration is on behalf of the Registrants; there are no underwriters named in the Registration Statement.

In connection with this request, the Registrants hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our general counsel, Andrew P. Stone, at (415) 384-3590 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

/s/ John H. Isbrandtsen

John H. Isbrandtsen

Chief Executive Officer

Sequoia Residential Funding, Inc.

Sequoia Mortgage Funding Corporation

cc: Phillip R. Pollock, Esq.

(415) 381-1765	Fax: (415) 381-1773